January 16, 2026

Deana McPherson
Chief Financial Officer
Smith & Wesson Brands, Inc.
1852 Proffitt Springs Road
Maryville, Tennessee 37801

       Re: Smith & Wesson Brands, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2025
           Form 10-Q for the Quarter Ended October 31, 2025
           Form 8-K furnished December 4, 2025
           File No. 001-31552
Dear Deana McPherson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2025
Note 3. Leases, page F-17

1. We note your disclosure that as part of the Relocation, on January 31, 2023, you entered into (i) an assignment and assumption agreement with AOUT, pursuant to which AOUT assumed all of your rights, entitlement, and obligations in, to, and under the Missouri Lease, or the Assignment and Assumption Agreement, and (ii) an
       amended and restated guaranty in favor of RCS-S&W Facility, LLC, as successor in interest to the Original Missouri Landlord, pursuant to which Smith & Wesson Sales
       Company was added as a guarantor, or the Amended and Restated Guaranty. We also note that because of the Amended and Restated Guaranty, you continue to account for this lease as you have since prior to the Relocation. Please explain to us how your accounting for the lease complies with the guidance in ASC 842-20-35-14, including how you determined the nature of the sublease that resulted from the assignment.
 January 16, 2026
Page 2


Form 10-Q for the Quarter Ended October 31, 2025
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 27

2. We note your disclosure on internal control over financial reporting which indicates that due to a material weakness, internal control over financial reporting was not effective as of October 31, 2025. However, your disclosure does not appear to address your conclusion over disclosure controls and procedures as required by Item 4 of Form 10-Q and Item 307 of Regulation S-K. Please revise future filings to include the required information.
Form 8-K furnished December 4, 2025
Exhibit 99.1 Earnings Release, page 1

3. We note from your reconciliation of GAAP financial measures to Non-GAAP financial measures at the end of your earnings release, that you have adjusted most of
       the measures for Relocation expenses. Please tell us, and revise your disclosure to explain the nature of the amounts included in this adjustment. In this regard we note from your disclosures in the notes to the financial statements in your Form 10-K and
       Form 10-Qs that the amount of the adjustment in the earnings release appears to exceed the amount recognized as restructuring expenses for the applicable periods.
       Please advise. Additionally, we note that your reconciliation on page 7 includes disclosure of several non-GAAP financial measures that have not been discussed in your narrative Non-GAAP disclosure on page 2. Please revise this disclosure to include the reasons why each non-GAAP financial measure presented is useful to investors. See Item 10(e)(1)(i)(C).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing